Exhibit 99.62

FORM 11

NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT

Name of Listed Issuer: Acreage Holdings, Inc. (the “Issuer”).

Trading Symbol: ACRG.U

Date: November 23, 2018

1.	New Options Granted:

Date of Grant: November 14, 2018

Name of Optionee	Position (Director/ Officer/ Employee/ Consultant/ Management Company	Insider Yes or No?	No. of Optioned Shares	Exercise Price	Expiry Date	No. of Options Granted in Past 12 Months
Other Employees	Employee	No	1,694,500	US$25.00	2028-11-14	Nil
Robert Daino	Officer	Yes	240,000	US$25.00	2028-11-14	Nil
George Allen	Officer	Yes	300,000	US$25.00	2028-11-14	Nil
Glen Leibowitz	Officer	Yes	240,000	US$25.00	2028-11-14	Nil
Harris Damashek	Officer	Yes	240,000	US$25.00	2028-11-14	Nil
James Doherty	Officer	Yes	240,000	US$25.00	2028-11-14	Nil
Kevin Murphy	Director & Officer	Yes	540,000	US$25.00	2028-11-14	Nil
William Van Faasen	Director	Yes	160,000	US$25.00	2028-11-14	Nil
Larissa L. Herda	Director	Yes	160,000	US$25.00	2028-11-14	Nil
Douglas Maine	Director	Yes	160,000	US$25.00	2028-11-14	Nil
Brian Mulroney	Director	Yes	280,000	US$25.00	2028-11-14	Nil

Total Number of optioned shares proposed for acceptance: 4,254,500

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 1

2.	Other Presently Outstanding Options:
Name of Optionee	No. of Optioned Shares(1)	Exercise Price	Original Date of Grant	Expiry Date

(1) Set out number of optioned shares for each grant with different terms.

3.	Additional Information
(a)	If shareholder approval was required for the grant of options (including prior approval of a stock option plan), state the date that the shareholder meeting approving the grant was or will be held.

The stock option plan was approved at a meeting of shareholders on November 6, 2018. Shareholder approval was not required for the grant of options.

(b)	State the date of the news release announcing the grant of options.

N/A

(c)	State the total issued and outstanding share capital at the date of grant or amendment.

21,443,042 Subordinate Voting Shares

1,445,879 Proportionate Voting Shares

168,000 Multiple Voting Shares

(d)	State, as a percentage of the issued and outstanding shares of the Issuer indicated in (c) above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options.

3.9% of Subordinate Voting Shares (on an as-converted basis)

(e)	If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan.

4,329,493 Subordinate Voting Shares

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 2

(f)	If the Issuer has completed a public distribution of its securities within 90 days of the date of grant, state the per share price paid by the public investors.

N/A

(g)	Describe the particulars of any proposed material changes in the affairs of the Issuer.

N/A

4.	Certificate of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.
2.	As of the date hereof there is no material information concerning the Issuer which has not been publicly disclosed.
3.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).
4.	All of the information in this Form 11 Notice of Proposed Stock Option Grant or Amendment is true.

Dated November 23, 2018.
James A. Doherty
Name of Director or Senior Officer

/s/ James A. Doherty
Signature

General Counsel and Secretary
Official Capacity

FORM 11 – NOTICE OF PROPOSED STOCK OPTION GRANT OR AMENDMENT January 2015 Page 3